SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

3.	Casey’s Retail Company, an Iowa corporation

4.	CGS Stores, LLC, an Iowa limited liability company

5.	Heartland Property Company, LLC, a Delaware limited liability company

All subsidiaries are wholly owned by Casey’s General Stores, Inc, except for CGS Stores, LLC and Heartland Property Company, LLC, which are wholly owned by Casey's Marketing Company. At April 30, 2021, all Stores operated by the subsidiaries do business under the names “Casey’s” and/or “Casey’s General Store,” except for two stores selling primarily tobacco products, one liquor store, and one grocery store.